UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

CINEDIGM CORP.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

172406209

(CUSIP Number)

Ron Chez

1524 North Astor

Chicago, IL 60610

(312) 944-0987

With a Copy to :

Elias Matsakis

Holland & Knight LLP

131 South Dearborn Street, 30th Floor

Chicago, IL 60603

(312) 715-5731

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172406209		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Ronald L. Chez

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,419,309 shares of Class A common stock, par value $0.001 per share (“Common Stock”) (1) (2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,419,309 shares of Common Stock (1) (2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,419,309 shares of Common Stock (1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.2% (2) (3)

14	Type of Reporting Person (See Instructions) IN

(1)  Consists of (i) 933,435 shares of Common Stock and currently-exercisable warrants to acquire an aggregate of 297,500 shares of Common Stock owned by Ronald L. Chez in his individual capacity or owned for Mr. Chez’s benefit through one or more individual retirement accounts established by Mr. Chez and over which Mr. Chez exercise sole voting and dispositive control, (ii) 155,000 shares of Common Stock issued to Ronald Chez, Inc. (“RCI”), of which Mr. Chez is the President and sole shareholder, in exchange for strategic advisory services provided to the Issuer, and (iii) 33,374 shares of Common Stock owned by Ronald L. Chez, as sole Trustee of the Chez Family Foundation (the “Chez Foundation”), over which Mr. Chez exercises voting and dispositive control.

(2)  Shares of Common Stock previously reported by the Reporting Persons on Schedule 13D have been adjusted for the 10-for-1 reverse stock split conducted by Cinedigm Corp. (the “Issuer”) in May 2016.

(3)  Based on 8,440,593 issued and outstanding shares of Common Stock, which is comprised of (i) 7,879,593 shares of Common Stock issued and outstanding as of July 11, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016 filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2016, (ii) 406,000 shares of Common Stock issued to Mr. Chez on July 14, 2016, as reported on the Issuer’s Current Report on Form 8-K filed with the Commission on July 19, 2014 (the “Form 8-K”), and (iii) 155,000 shares of Common Stock issued to RCI on July 14, 2016, as reported by the Issuer in the Form 8-K.

CUSIP No. 172406209		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Ronald L. Chez, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 155,000 shares of Common Stock

	8	Shared Voting Power 0

	9	Sole Dispositive Power 155,000 shares of Common Stock

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 155,000 shares of Common Stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.8% (3)

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 172406209		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) The Chez Family Foundation, Ronald L. Chez, Trustee

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,374 shares of Common Stock (2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,374 shares of Common Stock (2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,374 shares of Common Stock (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4% (3)

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

This Amendment No. 4 (this “Amendment”) amends the Statement on Schedule 13D filed with the Commission on June 3, 2015, as amended by Amendment No. 1 filed on June 9, 2015, Amendment No. 2 filed on June 10, 2015, and Amendment No. 3 filed on August 3, 2015 (collectively, the “Schedule 13D”), on behalf of Ronald L. Chez, the Chez Foundation, Sabra Investments, LP, Sabra Capital Partners, LLC and Zvi Rhine.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Prior to this Amendment, the Schedule 13D was filed as a joint statement in accordance with the Group Agreement by each of Mr. Chez, the Chez Foundation, Sabra Investments, LP, Sabra Capital Partners, LLC and Zvi Rhine pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Group Agreement subsequently was terminated effective as of July 30, 2015 pursuant to the Termination Agreement.  Accordingly, effective as of July 30, 2015, the Chez Reporting Person and each of the Sabra Reporting Persons were no longer part members of a Section 13(d) group with one another, and to the extent required by law, became responsible for separately filing statements on Schedule 13D with respect to their respective investments in securities of the Issuer.

This Amendment is filed by Mr. Chez, RCI and the Chez Foundation, only. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.  Security and Issuer.

No change.

Item 2. Identity and Background.

(a)           This Amendment is being filed jointly by (i) Mr. Chez, an individual, (ii) RCI, and (iii) the Chez Foundation (collectively, the “Reporting Persons”).  Each of the Reporting Persons is a party to that certain Joint Filing Agreement, dated July 25, 2016, as further described in Item 6 and filed as Exhibit 99.1 to this Amendment.

(b)           The address of the principal office of each of Mr. Chez, RCI and the Chez Foundation is 1524 North Astor, Chicago, Illinois 60610.

(c)           On July 14, 2016, Mr. Chez was appointed to serve as the lead director of the Issuer.  The Issuer’s address is Cinedigm Corp., 902 Broadway, 9th Floor, New York, NY.  Mr. Chez also serves as the President of RCI, a corporation that provides financial management consulting, invests in public and private companies, and structures new ventures.  RCI’s address is 1524 North Astor, Chicago, Illinois 60610.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Ronald L. Chez is a citizen of the United States of America.   RCI is organized as a corporation under the laws of the State of Illinois.  The Chez Foundation is organized as a non-profit corporation under the laws of the State of Illinois.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to include the following at the end of that Section:

On July 14, 2016, the Issuer entered into a Second Lien Loan Agreement (the “Loan Agreement”) with an individual retirement account established for the benefit of Mr. Chez (the “Lender”), for an initial loan (the “Initial Loan”) in the aggregate principal amount of $2.0 million, and certain additional subsequent loans (collectively, with the Initial Loan, the “Loans”). The maturity date of the Loans is June 30, 2019. The Loans bear interest at 12.75%, payable 7.5% in cash and 5.25% in cash or in kind at the Issuer’s option.  The Lender received an aggregate of 196,000 shares (the “Lender Shares”) of Common Stock in connection with the Initial Loan. In addition, the Lender, as lead lender under the Loan Agreement, received a fee of 210,000 shares of Common Stock (the “Loan Fee Shares” and together with the Lender Shares, the “Loan Shares”) and immediately-exercisable warrants to purchase 200,000 shares of Common Stock (the “Warrants”).  The Warrants have a 7-year term and are immediately exercisable at $1.34, as to 100,000 shares, and $1.68, as to 100,000 shares. The Warrants contain a customary cashless exercise provision and certain anti-dilution adjustments.

The Loans may be prepaid without premium or penalty and contain customary covenants, representations and warranties. Under the Loan Agreement, subsequent lenders may make up to an aggregate of $9.0 million principal amount of additional Loans, and such subsequent lenders will receive 98,000 shares of Common Stock, subject to adjustment, per $1.0 million principal amount of Loans made.  The Issuer also received from the Lender a backstop commitment for an additional $2.0 million of Loans within 60 days after the date of the Loan Agreement.  The proceeds of the Loans will be used for the payment of fees and expenses incurred in connection with the Loans and the other transactions related thereto, and for working capital and general corporate purposes.

As a post-closing obligation under the Loan Agreement, the Issuer agreed to enter into a registration rights agreement with the Lender pursuant to which it will register the resale of the Loan Shares under the Securities Act of 1933, as amended.

On July 14, 2016, the Issuer entered into an amendment to the Settlement Agreement (the “Settlement Agreement Amendment”) pursuant to which, among other things, (i) the Issuer issued 155,000 shares of Common Stock to RCI as a fee for Mr. Chez’ services as strategic advisor in excess of what was contemplated by the Settlement Agreement, (ii) Mr. Chez’ role as Strategic Advisor to the Issuer was terminated, (iii) Mr. Chez was appointed to the Issuer’s Board of Directors (the “Board”) and will be nominated and recommended for election to the Board for the period of time until Mr. Chez’s beneficial ownership of the Issuer’s securities drops below 5%, and (iv) the rights of the parties thereto to designate nominees for election to the Board were terminated.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is amended to incorporate by reference the information regarding the Loan Agreement in Item 3 above.  Other than as described in this Schedule 13D, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) The information contained on the cover pages to this Amendment is incorporated herein by reference.  Mr. Chez is deemed to beneficially own the shares of Common Stock held by the individual retirement account (including the Lender) established by him for his benefit.  Mr. Chez, as the sole shareholder and President of RCI and the sole trustee of the Chez Foundation, is deemed to beneficially own the shares of Common Stock held by RCI and the Chez Foundation.

(b)  The information contained on the cover pages to this Amendment is incorporated herein by reference.  Mr. Chez has the sole power (and no shared power) to vote, dispose of or direct the disposition of the shares of Common Stock reported on the cover pages to this Amendment.

(c)  Except as described in Item 3, the Reporting Persons have not engaged in any transactions involving shares of the Issuer’s Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The description of the Loan Agreement,  the Warrants, and the Settlement Agreement Amendment and the related transactions contained above in Item 3 are incorporated herein by reference.  The Loan Agreement, the Warrants and the Settlement Agreement are included as Exhibits 99.2, 99.3 and 99.4, respectively, to this Amendment and are incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment and any further amendment or amendments to the Schedule 13D, which agreement is set forth as Exhibit 99.1 to this Amendment and incorporated by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit Index

Exhibit No.	Description of Exhibit

99.1	Agreement regarding filing of joint Schedule 13D.*

99.2

Second Lien Loan Agreement, dated as of July 14, 2016, among the Issuer, the lenders party thereto and Cortland Capital Market (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Commission on July 19, 2016).

99.3	Warrant dated July 14, 2016 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer with the Commission on July 19, 2016).

99.4

Amendment No. 1 to Settlement Agreement, dated as of July 14, 2016, among the Issuer, Ronald L. Chez, the Chez Family Foundation, Sabra Investments, LP, Sabra Capital Partners, LLC, and Zvi Rhine (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer on July 19, 2016).

*Filed herewith

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 25, 2016

By:	/s/ Ronald L. Chez
Ronald L. Chez

RONALD L. CHEZ, INC.

By:	/s/ Ronald L. Chez
Name: Ronald L. Chez
Title: President

THE CHEZ FAMILY FOUNDATION

By:	/s/ Ronald L. Chez
Name: Ronald L. Chez
Title: Trustee